Crown Medical Systems, Inc.
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                 6006 N. Mesa, Suite 709 * El Paso, Texas 79912
                   Tel: (915) 845-1787 * Fax: (915) 845-6421


                                  July 28, 2004

Mrs. Elaine Wolff
Mail Stop 04-09
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re:      Crown Medical Systems, Inc., a Nevada corporation
         Amendment to Registration Withdrawal Request
         Registration Statement on Form S-4/A
         File No.: 333-110572
         Filed on: February 27, 2004

Dear Mrs. Wolff:

         On July 19, 2004, the above-named Registrant filed a Registration Withdrawal Request to withdraw the captioned Registration Statement. The withdrawal request was incorrectly filed with the wrong SEC File Number. We are filing this Amended Registration Withdrawal Request to report the corrected SEC File Number.

      If you should have any questions regarding this amended request for withdrawal, please contact our legal counsel, Robert L. Sonfield, Jr. at (713) 877-8333. Thank you for your courtesy and cooperation in this matter.


Very truly yours,


/s/William L. Sklar
Chief Executive Officer


William L. Sklar
Chief Executive Officer